BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

02 February 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Alison Livesley
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 2 February 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hours Monday 2 February 2004

BAA RESULTS FOR THE NINE MONTHS TO 31 DECEMBER 2003

BAA REPORTS CONTINUED IMPROVEMENT

BAA, the international airports group, today reported continued year on year improvement in passenger numbers, revenue and profit in its third quarter and said that it expected this trend to continue.

"Operationally, passenger numbers continued to rise, retail performance has been excellent and operating costs, including increased security and maintenance expenditure, have come in on target", commented Mike Clasper, Chief Executive of BAA.

"Terminal 5, the centrepiece of the capital programme, continues to make progress and remains on budget and ahead of schedule. The recent White Paper on aviation has provided the framework for long-term growth, including the opportunity for new runways at Stansted and Edinburgh, and at Heathrow provided environmental targets can be met. This combination of factors provides a solid foundation for profitable growth."

Group revenue was £499 million for the quarter, an increase of 4.2% on the comparable quarter in 2002 (£479 million restated[1]) while Group operating profit rose 8.0% to £149 million (2002: £138 million). For the nine months, Group revenue increased 3.5% to £1,540 million (2002: £1,488 million restated[1]) and Group operating profit grew 1.0% to £500 million (2002: £495 million).

At the operating level, the UK airports business, including World Duty Free (WDF), reported a rise of 8.1% in revenue for the three months to £455 million (2002: £421 million restated[1]) and operating profit of £143 million, an increase of 10.0% (2002: £130 million).

Mf.../

Passenger numbers at the UK airports grew 5.6% in the quarter to 31.8 million (2002: 30.1 million) and rose 3.4% to 103.8 million for the first nine months of the year (2002: 100.4 million). The company is maintaining its forecast of around 4% passenger traffic growth for the current financial year.

The quarter also included a strong performance from UK airport retailing (including WDF), which pushed net retail income[2] 9.5% higher to £138 million (2002: £126 million). Net retail income per passenger[3] rose in the quarter by 3.1% to £4.36 (2002: £4.23). For the nine month period, net retail income increased 6.0% to £424 million (2002: £400 million). Net retail income per passenger grew by 2.5% to £4.10 (2002: £4.00).

Capital expenditure in the quarter was £344 million (2002: £175 million). Total capital investment for the nine months was £947 million (2002: £501 million[4]), of which £519 million (2002: £181 million[4]) related to Terminal 5.

Mike Clasper said, "In the quarter we delivered on retail income, cost control and T5 project management. Our management team's primary focus will continue to be operational excellence and efficiency and on-time, on-budget delivery of our capital investment programme. Only by achieving the highest operational performance and improving infrastructure to grow capacity can we give passengers the best possible airport experience and provide airlines with value for money."

For further information on BAA, see website: www.baa.com

An interview with BAA's chief executive, Mike Clasper, reviewing BAA's third quarter is available for viewing from 7.30am (Greenwich Mean Time) on BAA's website - www.baa.com/results.

Ends

Media enquiries:	**Caroline Corfield, BAA plc** **Tel: + 44 (0)20 7932 6654**
City enquiries:	**Duncan Bonfield, BAA plc** **Tel: +44 (0)20 7932 6831**

[1234] See notes on page 8 for definitions.

SUMMARY OF RESULTS

	3 months to 31 Dec 2003	3 months to 31 Dec 2002	Change %	9 months to 31 Dec 2003	9 months to 31 Dec 2002	Change %
Passenger traffic	31.8m	30.1m	5.6	103.8	100.4m	3.4
Group revenue	£499m	£479m[1]	4.2	£1,540m	£1,488m[1]	3.5
Group operating profit	£149m	£138m	8.0	£500m	£495m	1.0
Profit before tax and exceptionals	£129m	£122m	5.7	£441m	£448m	(1.6)
Earnings per share before exceptionals	8.3p	7.9p	5.1	28.5p	29.1p	(2.1)
Net retail income[2]	£138m	£126m	9.5	£424m	£400m	6.0
Net retail income per passenger[3]	£4.36	£4.23	3.1	£4.10	£4.00	2.5
Capital expenditure	£344m	£175m	96.6	£947m	£501m[4]	89.0

[1234]See notes on page 8 for definitions.

OPERATING AND FINANCIAL REVIEW

UK airports

Traffic

In the three months to 31 December 2003, traffic at BAA's UK airports increased 5.6%, to 31.8 million passengers (2002: 30.1 million). Passenger numbers were up at all airports except Aberdeen. Heathrow passenger numbers rose 3.4% to 15.9 million (2002: 15.4 million) reflecting a continued steady recovery in economic conditions and passenger confidence following the Iraq war and SARS epidemic. Growth was strongest at Stansted and Southampton, which recorded increases of 19.5% and 76.7% respectively as a result of the continued growth in low cost services. For the nine month period UK passenger traffic grew by 3.4%.

Total revenue and airport charges

UK airport revenue, including WDF, increased by 8.1% to £455 million (2002: £421 million) in the three month period, with Heathrow revenue growing by 8.7% to £212 million (2002: £195 million). Stansted showed the fastest growth of the South East airports, increasing

revenue to £35 million (2002: £30 million) while Southampton doubled its revenue to £6 million.

Underlying this increase in total revenue was a 9.5% increase in airport and other traffic charges (from £158 million, restated, to £173 million). This reflects the 5.6% growth in passenger traffic and the regulatory price increase at Heathrow and Gatwick, partially offset by yield dilution at the other airports.

Retail

UK airport retailing, including the operations of WDF, delivered excellent growth in the third quarter. Strong non-EU departing traffic at Heathrow and the maturing new space within Terminal 3 and Stansted contributed to a rise in net retail income of 9.5% to £138 million (2002: £126 million). Net retail income per passenger grew 3.1% to £4.36 (£4.23).

Net retail income for the nine months to December increased 6.0% to £424 million (2002: £400 million) and net retail income per passenger rose 2.5% to £4.10 (2002: £4.00).

Operating profit

Operating profit for the three months at the UK airports (excluding WDF) grew 9.8% to £135 million (2002: £123 million). Heathrow's operating profit increased 13.8%, reflecting both the rise in airport charges yield and the strength of the retail performance, while Stansted's operating profit was stable at £8 million (2002: £8 million) as operating costs increased to support the airport's faster than expected traffic growth. Gatwick also reported a flat operating profit of £15 million (2002: £15 million) primarily as a result of the planned increases in security costs. Southampton's revenue growth led to an operating profit of £2 million (2002: £1 million).

For the nine month period, operating profit of the UK airports, excluding WDF, rose 1.8% to £458 million (2002: £450 million).

During the third quarter, WDF increased its operating profit 14.3% to £8 million (£7 million) and 10.5% to £21 million (2002: £19 million) for the nine month period.

International airports

BAA's joint venture, management contracts and other interests in 12 international airports generated revenue of £17 million for the quarter (2002: £18 million), however, operating profit increased to £3 million (£1 million). For the nine month period, the international business generated revenue of £57 million (2002: £58 million) and profit of £15 million (2002: £7 million) reflecting continued strong performance across the international airports, notably Naples, Perth and Melbourne (where a £3 million bonus management fee was earned (2002: £nil)). In December BAA invested £29 million in a further 4.72% of Australian Pacific Airports Corporation (APAC), the owner and operator of Melbourne airport. BAA now owns 19.8% of APAC.

Heathrow Express

Quarterly passenger numbers and revenues were steady at 1.3 million (2002: 1.3 million) and £18 million (2002: £18 million) respectively, however operating profit increased to £4 million (2002: £3 million). For the nine month period, Heathrow Express grew its revenue 2.0% to £50 million (2002: £49 million) and advanced operating profit to £9 million (2002: £8 million).

BAA Lynton

Third quarter revenue for BAA Lynton declined to £8 million (2002: £22 million) and operating profit fell to £3 million (2002: £10 million) due to the disposal of Heathrow South Cargo Centre in the third quarter of 2002/03 and lower rental income following property sales during last year.

Interest and finance charges

The Group's net interest charge for the nine months, excluding joint ventures but before capitalised interest, was £122 million (2002: £101 million). Capitalised interest was £60 million (2002: £19 million) with Terminal 5 accounting for £43 million (2002: £3 million).

Other finance income of £1 million (2002: £32 million) reflects the significant adverse movement in the FRS 17 pension scheme asset and liability valuations between 31 March 2002 and 31 March 2003.

Profit before tax

For the quarter, the Group achieved profit before tax and exceptional items of £129 million (2002: £122 million), an increase of 5.7%, bringing the profit before tax and exceptional items for the nine month period to £441 million (2002: £448 million), down 1.6% on the same period last year. This reflects the factors noted above and the £6 million share of BAA McArthurGlen's profit last year (prior to disposal). There were no exceptional items in the nine month period (2002: £13 million).

Taxation

The tax charge for the nine month period was £137 million (2002: £139 million), representing an effective tax rate of 31% (2002: 31%).

Earnings per share

In the quarter earnings per share, pre exceptional items, rose 5.1% to 8.3p (2002: 7.9p). For the nine months, earnings per share pre exceptional items decreased 2.1% to 28.5p (2002: 29.1p).

Balance sheet

At 31 December 2003, BAA had net assets of £4,933 million (31 March 2003: £4,575 million), including tangible fixed assets of £8,622 million (31 March 2003: £7,802 million). Following the continued recovery in equity markets, the deficit on the pension scheme and other post-retirement liabilities, net of deferred tax, as at 31 December 2003 fell to £121 million from £221 million at 31 March 2003.

Capital expenditure

Group capital expenditure in the nine months to 31 December 2003, excluding capitalised interest, was £947 million (2002: £501 million[4]), of which £344 million (2002: £175 million) was incurred during the third quarter. Expenditure in respect of Terminal 5 during the last three months was £195 million, bringing the total so far this year to £519 million and the total spend on the programme to £1,213[4] million. We continue to make good progress on the site and are now 32% of the way through the development. Other current airport

[4] See notes on page 8 for definitions.

projects at Heathrow include Terminal 1 eastern and southern extensions, Terminal 3 pier segregation and the A380 preparatory work. At Gatwick major projects include South Terminal Pier 2 and North Terminal Pier 6.

Borrowings

As expected, the increased capital investment led to net borrowings rising to £2,518 million at 31 December 2003 (31 March 2003: £1,918 million), with the third quarter contributing an increase of £206 million. Gearing was 51% (31 March 2003: 42%).

COMMENT BY BAA CHIEF EXECUTIVE, MIKE CLASPER

"Operationally, passenger numbers have continued to rise, retail performance has been excellent and operating costs, including increased security and maintenance expenditure, have come in on target. Terminal 5, the centrepiece of the capital programme, continues to make progress, remains on budget and ahead of schedule. The recent White Paper on aviation has provided the framework for long-term growth, including the opportunity for new runways at Stansted and Edinburgh, and at Heathrow provided environmental targets can be met. This combination of factors provides a solid foundation for profitable growth. Looking forward, we anticipate continued strong traffic, based on growing airline confidence and a solid economy."

Segmental summary

9 months

	Revenue to 31 Dec 2003 £m	Revenue[1] to 31 Dec 2002 £m	Operating profit to 31 Dec 2003 £m	Operating profit to 31 Dec 2002 £m
UK airports - direct	1,126	1,062	458	450
UK airports - World Duty Free	291	280	21	19
International airports	51	53	12	5
Rail	50	49	9	8
BAA Lynton	16	40	10	20
Other	6	4	(10)	(7)
Group	**1,540**	**1,488**	**500**	**495**
International joint ventures - continuing	6	5	3	2
Other joint ventures - continuing	1	1	-	-
Other joint ventures - discontinued	-	15	-	6
Associates - continuing	-	-	2	1
Total	**1,547**	**1,509**	**505**	**504**

Results by quarter (2003/04)

	1st quarter	% change[1] from 2002/03	2nd quarter	% change[1] from 2002/03	3rd quarter	% change[1] from 2002/03
Group revenue	£484m	2.5	£557m	3.7	£499m	4.2
Group operating profit	£148m	(6.3)	£203m	2.0	£149m	8.0
Profit before tax and exceptionals	£127m	(11.2)	£185m	1.1	£129m	5.7
Earnings per share pre exceptionals	8.2p	(11.8)	12.0p	0.8	8.3p	5.1

[1] Group revenue for period to 31 December 2002 has been restated to classify airline marketing support costs as a reduction in revenue, previously reported as an operating cost.

[2] UK airports net retail income is defined as the revenues received directly from third party retail operators, the concession fee paid to the airports by World Duty Free and World Duty Free's operating profit.

[3] Net retail income per passenger is net retail income divided by the number of passengers (excluding helicopter passengers).

[4] Excludes capitalised interest and the present value of deferred compensation for purchase of land for Terminal 5 of £170 million (2002: £194 million).

BAA plc
EMBARGOED UNTIL 07:00 HOURS 2 FEBRUARY 2004

BAA plc RESULTS FOR NINE MONTHS ENDED 31 DECEMBER 2003

Consolidated profit and loss account for the nine months ended 31 December 2003

Year ended 31 March 2003 £m		31 December 2003 £m (unaudited)	31 December 2002 restated (see note 5) £m (unaudited)
1,911	Continuing operations	1,547	1,490
22	Discontinued operations	-	19
1,933	**Revenue** - group and share of joint ventures	1,547	1,509
(9)	Less share of joint venture revenue - continuing operations	(7)	(6)
(15)	Less share of joint venture revenue - discontinued operations	-	(15)
1,909	**Group revenue**	1,540	1,488
(1,322)	**Operating costs**	(1,040)	(993)
582	Continuing operations	500	495
5	Discontinued operations	-	-
587	**Group operating profit**	500	495
3	Share of operating profit in joint ventures - continuing operations	3	2
7	Share of operating profit in joint ventures - discontinued operations	-	6
1	Share of operating profit in associates - continuing operations	2	1
598	**Total operating profit**	505	504
14	Profit on the sale of fixed assets in continuing operations - exceptional item	-	13
612	**Profit on ordinary activities before interest**	505	517
1	Income from other fixed asset investments	1	1
(108)	Net interest payable - group	(62)	(82)
(7)	Net interest payable - joint ventures	(3)	(6)
(1)	Net interest payable - associates	(1)	(1)
41	Other finance income - group	1	32
538	**Profit on ordinary activities before taxation**	441	461
(162)	Tax on profit on ordinary activities	(137)	(139)
376	**Profit on ordinary activities after taxation**	304	322
(2)	Equity minority interests	(1)	(1)
374	**Profit for the period attributable to shareholders**	303	321
(202)	Equity dividends	(70)	(67)
172	**Retained profit for the group and its share of joint ventures and associates**	233	254
35.3p	**Earnings per share**	28.5p	30.4p
34.0p	**Earnings per share before exceptionals**	28.5p	29.1p
34.0p	**Diluted earnings per share**	27.4p	28.9p

Statement of total recognised gains and losses for the nine months ended 31 December 2003

Year ended 31 March 2003 £m		31 December 2003 £m (unaudited)	31 December 2002 £m (unaudited)
374	Profit for the period attributable to shareholders *	303	321
156	Unrealised surplus on revaluation of investment properties	-	-
(7)	Reversal of revaluation surplus on investment property transferred to operational assets	-	-
(1)	Share of associate's unrealised deficit on revaluation of investment properties	-	-
5	Revaluation of assets previously held within joint ventures at cost, net of deferred tax	-	5
(722)	Actuarial gain/(loss) relating to net pension liability/asset	173	(460)
217	Deferred tax associated with actuarial (gain)/loss relating to net pension liability/asset	(52)	138
1	Currency translation differences on foreign currency net investments	2	(1)
23	Total recognised gains and losses relating to the period	426	3

* Including joint ventures and associates of £1m (31 December 2002: £2m; 31 March 2003: £3m).

Consolidated balance sheet as at 31 December 2003

31 March 2003 £m		31 December 2003 £m (unaudited)	31 December 2002 restated (see note 9) £m (unaudited)
	Fixed assets		
10	Intangible assets	10	10
7,802	Tangible assets	8,622	7,444
	Investments in joint ventures:		
75	Share of gross assets	66	106
(72)	Share of gross liabilities	(54)	(71)
30	Loans	21	26
33		33	61
7	Investments in associates	53	6
142	Other investments	122	77
7,994		8,840	7,598
	Current assets		
27	Stocks	26	157
218	Debtors	273	230
876	Short-term investments	986	1,259
280	Cash at bank and in hand	125	91
1,401		1,410	1,737
(812)	**Creditors**: amounts falling due within one year	(848)	(743)
589	Net current assets	562	994
8,583	**Total assets less current liabilities**	9,402	8,592
	Creditors: amounts falling due after more than one year		
(2,299)	Other creditors	(2,718)	(2,409)
(730)	Convertible debt	(837)	(730)
(3,029)		(3,555)	(3,139)
	Provisions for liabilities and charges		
(552)	Deferred tax	(599)	(528)
(198)	Other provisions	(185)	(206)
(750)		(784)	(734)
(8)	**Equity minority interests**	(9)	(9)
4,796	**Net assets excluding pension and other post retirement liabilities**	5,054	4,710
(221)	Pension and other post retirement liabilities	(121)	(36)
4,575	**Net assets including pension and other post retirement liabilities**	4,933	4,674
1,070	Share capital	1,070	1,066
3,505	Reserves	3,863	3,608
4,575	**Equity shareholders' funds**	4,933	4,674
£4.28	Net asset value per share	£4.61	£4.38

Consolidated cash flow statement for the nine months ended 31 December 2003

Year ended 31 March 2003 £m		31 December 2003 £m (unaudited)	31 December 2002 £m (unaudited)
	Operating activities:		
587	Operating profit	500	495
257	Depreciation	190	190
1	Amortisation	1	1
11	(Increase)/decrease in stocks	(2)	10
(29)	Increase in debtors	(49)	(40)
5	Increase in creditors	-	15
(1)	Decrease in provisions	(4)	-
48	Decrease in net pension liability	31	37
879	**Net cash inflow from operating activities**	667	708
2	**Dividends received from joint ventures and associates**	1	2
	Returns on investments and servicing of finance:		
(211)	Interest paid	(138)	(143)
70	Interest received	34	46
1	Dividends received from other fixed asset investments	1	1
(2)	Dividends paid to minority interests	-	(1)
(142)		(103)	(97)
(144)	**Net cash outflow from taxation**	(73)	(94)
	Capital expenditure and financial investment:		
(680)	Additions to operational assets	(941)	(465)
-	Additions to investment properties	(1)	(7)
9	Sale of operational assets	1	7
63	Sale of investment properties	-	61
(54)	Net reductions in/(additions to) long-term investments	4	10
-	Investment in associated undertaking	(29)	-
(662)		(966)	(394)
	Acquisitions and disposals:		
8	Dissolution of joint venture	-	8
41	Disposal of joint venture	11	-
118	Disposal of subsidiary undertakings	(2)	-
(5)	Net cash disposed of with subsidiary undertakings	-	-
162		9	8
(196)	**Equity dividends paid**	(135)	(129)
(101)	**Cash (outflow)/inflow before use of liquid resources and financing**	(600)	4
	Management of liquid resources:		
48	Cash returned from/(placed on) deposit	83	(70)
(84)	Purchase of commercial paper	(193)	(349)
(36)		(110)	(419)
	Financing:		
17	Issue of shares	2	1
298	Net increase in debt	556	406
315		558	407
178	**(Decrease)/increase in cash in the period**	(152)	(8)

NOTES

1. This statement has been prepared in accordance with the accounting policies applied in the 2002/03 annual report.
2. The interest charge is shown net of capitalised interest in respect of the Group of £60m (31 December 2002: £19m; 31 March 2003: £31m).
3. The taxation charge for the nine months ended 31 December 2003 has been based on the estimated effective rate for the full year before exceptional items of 31% (31 December 2002: 31%; 31 March 2003: 31%).
4. The Group's investment properties are included at 31 March 2003 valuations as adjusted for additions and disposals since that date.
5. The accounting policy for the treatment of marketing support, used to promote new routes at Stansted Airport, was amended in the final quarter of 2002/03. Marketing support has, in the current year, been accounted for as a reduction in revenue, having been previously treated as an operating cost. In the directors' opinion this accounting treatment more fairly reflects the nature of these transactions. Prior year figures for the 9 months have been restated to reflect this change resulting in a reduction in Stansted's revenue by £15m. There is no impact on Group operating profit.
6. On 16 December 2003 BAA paid £29m for a further 4.72% of Associated Pacific Airports Corporation (APAC), the owner and operator of Melbourne Airport. Following this transaction BAA owns 19.8% of APAC and has included its total investment in APAC of £46m within associated undertakings.
7. Airport fixed assets in the course of construction (excluding capitalised interest) include £1,421m in respect of Terminal 5 at Heathrow Airport (31 December 2002: £752m; 31 March 2003: £896m). The operational assets employed by the vendor of land at Terminal 5 have to be relocated and the present value of the estimated deferred payments to be made, over the next 34 years to the vendor in compensation for relocation of £170m (31 December 2002: £194m; 31 March 2003: £187m), is included within provisions in the balance sheet.
8. Liabilities include net borrowings of £2,518m (31 December 2002: £1,824m; 31 March 2003: £1,918m).
9. FRS 19 "Deferred Tax" was adopted in the year ended 31 March 2002, which required a change to the accounting treatment of deferred tax. This resulted in a prior year adjustment recorded in that year, whereby £404m of deferred tax liabilities were recognised, which had not previously been recorded. During the final quarter of the year ended 31 March 2003, improved interrogation of the fixed asset registers led to the Group identifying that the prior year adjustment for deferred tax was understated by £70m. In the accounts for the year ended 31 March 2003, the recognition of this element of understatement was accordingly also treated as a prior year adjustment. This adjustment has not resulted in a change to the reported retained profit for the Group in the nine months ended 31 December 2002.
10. Pension and other post retirement liabilities comprise a deficit on the main pension scheme of £109m (31 December 2002: £25m; 31 March 2003: £209m) and provision for unfunded pension obligations and post retirement medical benefits of £12m (31 December 2002: £11m; 31 March 2003: £12m). Both amounts are net of deferred tax.
11. Holders of US$105m of Loan Notes of World Duty Free Americas, Inc. (now known as WDFA Inc.), which was sold by BAA in October 2001, issued proceedings against BAA plc, World Duty Free plc and the purchaser of WDFA Inc., in May 2002 for US$109m and punitive damages, claiming they conspired to convey the assets of WDFA Inc. with the intent of impairing the holders' rights as creditors under the Loan Notes and also that BAA guaranteed the Loan Notes. A trial before jurors in Maryland, USA took place at the end of 2003. The jury found BAA plc and World Duty Free plc not liable to the bondholders on all counts. The bondholders have subsequently notified the court of their intention to appeal. The bondholders have also indicated they will be commencing new proceedings but we have no details to date. We are confident that we will be successful in opposing an appeal and further claim or, again, succeeding in the unlikely event of a further trial being ordered.
12. The Government's White Paper on aviation was published on 16 December 2003, and sets out the Government's policy for runway development in the UK. The Government has chosen a second runway at Stansted as its preferred location for the first new runway in the South East of England.

    As the development of Stansted is likely to be the subject of a planning inquiry, BAA is pressing ahead with the necessary preparation of a planning application and environmental impact assessment.

    As part of its commitment to the Stansted development, BAA has announced two schemes (the Home Value Guarantee Scheme and the Home Owners Support Scheme) for those people living near the airport whose homes will be affected by the airport expansion. The current estimate of the net cost of the compensation schemes is up to £100m (with aproximately £60m being incurred in this regulatory period), however, the details of the Home Owners Support Scheme are subject to consultation with the relevant local communities. We anticipate capitalising these costs as part of Stansted's regulatory asset base.

13. The information shown for the year ended 31 March 2003 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2003, which have been filed with the Registrar of Companies. The auditors for that year, Deloitte & Touche (whose name has subsequently changed to Deloitte), have reported on those financial statements; their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
30 January 2004